Filed by Perrigo Company
pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company: Elan Corporation, plc
Commission File No.: 333-190859
Date: October 15, 2013

PROFIT FORECAST

October 15, 2013

Dear Elan Shareholder

On July 29, 2013, Perrigo Company (“Perrigo”) and Elan Corporation, plc (“Elan”), announced that they had entered into a definitive agreement pursuant to which Perrigo Company Limited, a new holding company incorporated in Ireland that will be renamed Perrigo Company plc (“New Perrigo”), will acquire Elan and Perrigo (the “Transaction”). On October 8, 2013, New Perrigo filed with the SEC Amendment No. 4 to its registration statement on Form S-4 in connection with the Transaction, which included a joint proxy statement of Perrigo and Elan that also serves as a prospectus of New Perrigo (the “Joint Proxy Statement/Prospectus”). The Form S-4 was declared effective on October 9, 2013, and the Joint Proxy Statement/Prospectus is included along with this letter.

As Elan is an Irish incorporated company, the Transaction is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Perrigo gives earnings guidance (known as a “profit forecast” under the Irish Takeover Rules), that profit forecast must be repeated in the proxy statement sent to Elan shareholders and certain attestations to that profit forecast must also be provided.

As Perrigo has previously publicly disclosed a profit forecast for the financial year ending June 28, 2014, this profit forecast has been repeated in the Joint Proxy Statement/Prospectus on pages 325 through 326, and is repeated in this letter. In addition, included with this letter are reports required by the Irish Takeover Rules from Perrigo’s reporting accountants, Ernst & Young LLP, confirming that the Perrigo profit forecast has been properly compiled on the basis of the assumptions set forth in the profit forecast and the basis of accounting used is consistent with the accounting policies of Perrigo, and Perrigo’s financial advisor, Barclays Bank PLC (acting through its investment bank), confirming that the Perrigo profit forecast has been prepared with due care and consideration.

Very truly yours,

Joseph C. Papa

Chairman, President and Chief Executive Officer

Perrigo Company

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information has been and will be filed with the SEC

New Perrigo has filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement of Perrigo and Elan that also constitutes a Prospectus of New Perrigo. The registration statement was declared effective by the SEC on October 9, 2013. Perrigo and Elan plan to mail to their respective shareholders (and to Elan Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PERRIGO, ELAN, NEW PERRIGO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Perrigo and New Perrigo with the SEC by contacting Investor Relations at Perrigo at Perrigo Company, 515 Eastern Avenue, Allegan, Michigan, 49010, U.S.A. or by calling +1 (269) 673 8451 and may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Elan by contacting Elan Investor Relations at Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland or by calling +1 800 252 3526.

Participants in the Solicitation

Elan, Perrigo, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Elan and Perrigo in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Elan and Perrigo in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Elan’s directors and executive officers is contained in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 12, 2013, its Report on Form 6-K, which was filed with the SEC on February 28, 2013, its Report on Form 6-K, which was filed with the SEC on April 25, 2013 and its Report on Form 6-K, which was filed with the SEC on June 5, 2013. Information regarding Perrigo’s directors and executive officers is contained in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013, which was filed with the SEC on August 15, 2013, its Annual Report on Form 10-K/A for the fiscal year ended June 29, 2013, which was filed with the SEC on August 28, 2013, and its Proxy Statement on Schedule 14A for its 2012 annual meeting of stockholders, which was filed with the SEC on September 26, 2012.

Statements Required by the Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this communication, other than that relating to Elan, its Associates and the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Elan accept responsibility for the information contained in this communication relating to Elan, its associates and the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Elan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1%, or more of any class of ‘relevant securities’ of Elan or Perrigo, all ‘dealings’ in any ‘relevant securities’ of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the Transaction and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

Citigroup Global Markets Inc, which is a member of SIPC and is a registered broker-dealer regulated by the Securities and Exchange Commission and Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Citigroup Global Markets Inc and Citigroup Global Markets Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Davy and Davy Corporate Finance each of which are regulated in Ireland by the Central Bank of Ireland, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Elan and for no one else in relation to the matters referred to herein. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

Ondra LLP, which is regulated by the Financial Conduct Authority in the United Kingdom, is acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Ondra LLP, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo Company has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). The company is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. The company’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. Visit Perrigo on the Internet at www.perrigo.com.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN. For additional information about Elan, please visit Elan’s web site at www.elan.com.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or writedowns, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time. The forward-looking statements are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Cautionary Statement Regarding Forward-Looking Statements

This document includes certain ‘forward looking statements’ with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan’s or its management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan’s most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC. Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise. Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Perrigo Profit Forecast

1. General

Perrigo issued the following guidance in a public statement within its earnings release on August 15 (the “Perrigo Profit Forecast”):

Excluding the potential impact of the acquisition of Elan, Perrigo expects reported earnings for standalone Perrigo to be between $5.51 and $5.76 per diluted share as compared to $4.68 in fiscal 2013 and adjusted earnings to be between $6.35 and $6.60 per diluted share as compared to $5.61 in fiscal 2013. This range implies a year-over-year growth rate in adjusted earnings of 13% to 18% over fiscal 2013’s adjusted earnings per diluted share.

The Perrigo Profit Forecast constitutes a profit forecast for the purposes of Rule 28 of the Irish Takeover Rules.

2. Basis of preparation

The Perrigo Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Perrigo which are in accordance with U.S. GAAP, as applicable, and those adopted in the preparation of financial statements for fiscal year 2013, and those expected to be adopted in the financial statements for fiscal year 2014.

The Perrigo Profit Forecast does not take into account any effects of the proposed acquisition of Elan (including any costs related to the completion of the transaction).

3. Assumptions

The Perrigo Directors have approved the Profit Forecast on the basis of the following assumptions:

Specific assumptions included in the plan adopted by the Perrigo Directors:

•	Revenues earned by Perrigo will grow over the levels achieved in fiscal year 2013 by 12% – 16% for all of fiscal year 2014. Revenues attributable to new products will be approximately $190 million.

The assumed revenue growth rates, and the corresponding gross and operating margins by segment and for consolidated Perrigo are laid out below:

Segment Index	FY13A Revenue	FY 14F Year over year revenue growth rate	FY14F Adjusted gross margin	FY14F Adjusted operating margin
CHC	$2,089	10% - 14%	33% - 37%	18% - 22%
Nutritionals	$508	8% - 12%	26% - 30%	12% - 16%
Rx	$710	25% - 29%	58% - 62%	46% - 50%
API	$159	3% - 8%	52% - 56%	32% - 36%
Consolidated Perrigo	$3,540	12% - 16%	38% - 42%	23% - 25%

Consolidated Perrigo FY13A			38.5%	22.8%

•	There will be no acquisitions, dispositions, partnerships or in-license transactions or any changes to Perrigo’s existing capital structure, business model, partnerships or in-license transactions during fiscal year 2014.

•	The adjusted tax rate will be between 30% – 32%.

•	There will be no material share repurchases, or issuances, in determining weighted average number of diluted shares.

Factors outside the influence or control of Perrigo and the Perrigo Directors:

•	There will be no material change in the ownership or control of Perrigo pursuant to the Elan transaction or otherwise.

•	There will be no changes beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand, in the countries in which Perrigo operates or trades which would materially affect Perrigo’s business.

•	Partners in joint ventures and other business collaborations will perform as expected in the forecast.

•	There will be no business interruptions that materially affect Perrigo, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

•	There will be no material changes in the price of raw materials, freight, energy, and labor costs from those used in the forecast.

•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements that would have a material impact on Perrigo.

•	There will be no material adverse events that affect Perrigo’s key products, including any delays in FDA approvals, competition from new generic variants, product recalls, product liability claims or discovery of previously unknown side effects.

Reports on Perrigo Profit Forecast

The reports on the Perrigo Profit Forecast as required by Rule 28.3 of the Takeover Rules have been prepared by (i) Ernst & Young LLP and (ii) Barclays. Copies of their respective reports are included at Appendix I and Appendix II to this letter.

Appendix 1

Report of Ernst & Young on Perrigo Profit Forecast

Ernst & Young LLP 5 Times Square New York, NY 10036-6530	Tel: +1 212 773 3000 Fax: +1 212 773 6350 ey.com

25 September 2013

The Directors

Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

USA

Barclays Bank Plc

5 The North Colonnade

Canary Wharf

London E14 4BB

Attention: Punit Mehta

Dear Sirs

We refer to the profit forecast comprising the statements made by Perrigo Company (the “Company”) in respect of the earnings per share and adjusted earnings per share, for the year ending 28 June 2014 (the “Profit Forecast”) set out in the Company’s 4Q13 earnings announcement dated 15 August 2013. The bases and assumptions upon which the Profit Forecast is based are set out in the appendix hereto. This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the managing directors of the Company to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility that we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with, this report.

Basis of preparation of the Profit Forecast

The basis of preparation of the Profit Forecast by the Company as represented by you is set out in the appendix which forms part of this report. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Company.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Company. Whilst the assumptions upon which the Profit Forecast are based (the “Assumptions”) are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the Assumptions, which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material Assumption appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the Assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the Assumptions as set within the Report and the basis of accounting used is consistent with the accounting policies of the Company.

Yours faithfully,

Ernst & Young LLP

Appendix

PERRIGO PROFIT FORECAST

1. General

Perrigo issued the following guidance in a public statement within its earnings release on August 15, 2013 (the “Perrigo Profit Forecast”): Excluding the potential impact of the acquisition of Elan, Perrigo expects reported earnings for standalone Perrigo to be between $5.51 and $5.76 per diluted share as compared to $4.68 in fiscal 2013 and adjusted earnings to be between $6.35 and $6.60 per diluted share as compared to $5.61 in fiscal 2013. This range implies a year-over-year growth rate in adjusted earnings of 13% to 18% over fiscal 2013’s adjusted earnings per diluted share.

The Perrigo Profit Forecast constitutes a profit forecast for the purposes of Rule 28 of the Irish Takeover Rules.

2. Basis of preparation

The Perrigo Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Perrigo which are in accordance with U.S. GAAP, as applicable, and those adopted in the preparation of financial statements for fiscal year 2013, and those expected to be adopted in the financial statements for fiscal year 2014.

The Perrigo Profit Forecast does not take into account any effects of the proposed acquisition of Elan (including any costs related to the completion of the transaction).

3. Assumptions

The Perrigo Directors have approved the Profit Forecast on the basis of the following assumptions:

Specific assumptions included in the plan adopted by the Perrigo Directors:

•	Revenues earned by Perrigo will grow over the levels achieved in fiscal year 2013 by 12%—16% for all of fiscal year 2014. Revenues attributable to new products will be approximately $190 million.

The assumed revenue growth rates, and the corresponding gross and operating margins by segment and for consolidated Perrigo are laid out below:

Segment Index	FY13A revenue	FY 14F Year over year revenue growth rate	FY14F Adjusted gross margin	FY14F Adjusted operating margin
CHC	$2,089	10% - 14%	33% - 37%	18% - 22%
Nutritionals	$508	8% - 12%	26% - 30%	12% - 16%
Rx	$710	25% - 29%	58% - 62%	46% - 50%
API	$159	3% - 8%	52% - 56%	32% - 36%
Consolidated Perrigo	$3,540	12% - 16%	38% - 42%	23% - 25%

Consolidated Perrigo FY13A			38.5%	22.8%

•	There will be no acquisitions, dispositions, partnerships or in-license transactions or any changes to Perrigo’s existing capital structure, business model, partnerships or in-license transactions during fiscal year 2014.
•	The adjusted tax rate will be between 30% - 32%.
•	There will be no material share repurchases, or issuances, in determining weighted average number of diluted shares.

Factors outside the influence or control of Perrigo and the Perrigo Directors:

•	There will be no material change in the ownership or control of Perrigo pursuant to the Elan transaction or otherwise.
•	There will be no changes beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand, in the countries in which Perrigo operates or trades which would materially affect Perrigo’s business.
•	Partners in joint ventures and other business collaborations will perform as expected in the forecast.
•	There will be no business interruptions that materially affect Perrigo, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.
•	There will be no material changes in the price of raw materials, freight, energy, and labor costs from those used in the forecast.
•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements that would have a material impact on Perrigo.
•	There will be no material adverse events that affect Perrigo’s key products, including any delays in FDA approvals, competition from new generic variants, product recalls, product liability claims or discovery of previously unknown side effects.

Appendix II

Report of Barclays on Perrigo Profit Forecast

5 The North Colonnade Canary Wharf London El4 4BB United Kingdom Tel +44 (0)20 7623 23230 barclays.com

The Directors

Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

USA

09 October 2013

Attention: Joseph C. Papa (President, Chief Executive Officer and Chairman)

Dear Sirs,

Proposed Acquisition of Elan Corporation plc (“Elan”) by Perrigo Company (“Perrigo”)

We refer to the profit forecast comprising the information disclosed by Perrigo in respect of the anticipated adjusted diluted EPS for the year ending 30 June 2014 published in Perrigo’s fourth quarter and fiscal year 2013 results announcement dated 15 August 2013 (the “Profit Forecast”), for which the Directors of Perrigo are solely responsible.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been prepared, with you and Ernst & Young LLP, Perrigo’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with you and with Ernst & Young LLP and have considered the letter of today’s date addressed to you and to us from Ernst & Young LLP on these matters. We have relied upon the accuracy and completeness of all the financial and other information provided to us by Perrigo, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

This letter is provided solely to the directors of Perrigo in connection with Rule 28.3(a) and Rule 28.4 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2007(as amended) (the “Irish Takeover Rules”) and for no other purpose. No person other than the Directors of Perrigo can rely on the contents of this letter or the work undertaken in connection with this letter and to the fullest extent permitted by law, we exclude all liability to any other person, in respect of this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you in your capacity as the Directors of Perrigo are solely responsible, for the purposes of the Irish Takeover Rules, has been prepared with due care and consideration.

We have given and have not withdrawn our consent to the publication of this letter accompanying the Profit Forecast.

Barclays Bank PLC. Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the

UK. Authority and a member of the London Stock Exchange.

Yours faithfully,

Derek Shakespeare

For and on behalf of

Barclays Bank PLC, acting through its Investment Bank

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

Barclays Bank PLC. Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the

UK. Authority and a member of the London Stock Exchange.